SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Fifth Street Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31678A 10 3

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,858,563.404

	8.	Shared Voting Power 3,989,332

	9.	Sole Dispositive Power 5,858,563.404

	10.	Shared Dispositive Power 3,989,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,847,895.404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,988,282

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,988,282

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,988,282

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D is being filed to report the beneficial ownership of shares of common stock, $0.01 par value per share (the “Shares”), of Fifth Street Finance Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2.	Identity and Background

(a)      This Schedule 13D is being filed by Leonard M. Tannenbaum, a citizen of the United States of America, and Fifth Street Asset Management Inc., a Delaware corporation (“FSAM” and, together with Mr. Tannenbaum, the “Reporting Persons”).

(b)      The principal business address of each of the Reporting Persons is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

(c)      FSAM is an asset management firm. Mr. Tannenbaum is the Chairman and Chief Executive Officer of FSAM and controls more than 90% of the combined voting power of the Class A common stock and Class B common stock of FSAM.

(d)      None of the Reporting Persons nor any person set forth in Schedule A, has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      None of the Reporting Persons nor any person set forth in Schedule A, has been, during the past five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth in Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

The acquisition of the Shares reported on this Schedule 13D was made using Mr. Tannenbaum’s personal funds, except that the Shares beneficially owned by Mr. Tannenbaum through FSAM (as described in Item 5) were acquired using FSAM’s working capital.

Item 4.	Purpose of Transaction

Fifth Street Management LLC (“FSM”), a subsidiary of FSAM, serves as the investment adviser to the Issuer. Pursuant to an investment advisory agreement between FSM and the Issuer, FSM is responsible for the management of the Issuer’s investment portfolio. Mr. Tannenbaum is the Chairman and Chief Executive Officer of FSAM and controls more than 90% of the combined voting power of the Class A common stock and Class B common stock of FSAM. Mr. Tannenbaum is the founder of Fifth Street, a longtime stockholder of the Issuer and is a member of FSM’s Management Committee. As a result of the foregoing shareholdings and positions, Mr. Tannenbaum may engage in discussions with management of the Issuer, the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Persons evaluate the investment in the Shares on a continuing basis including, without limitation, the possibility of further acquisitions of Shares. Any such acquisitions of Shares may be made in open market or private transactions, block purchases or otherwise.

On December 11, 2015, RiverNorth Capital Management, LLC (together with funds managed by it, “RiverNorth”) filed a proxy statement (“RiverNorth Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) nominating three candidates for election to the Board at the Issuer’s 2016 Annual Meeting of Stockholders. In addition, the RiverNorth Proxy Statement includes a binding proposal seeking stockholder approval to terminate the investment advisory agreement between FSM and the Issuer.

Other than as described above, neither the Reporting Persons nor any person set forth in Schedule A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)–(j) of Schedule 13D, although the Reporting Persons and any person set forth in Schedule A may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 150,262,924 outstanding Shares as of November 30, 2015, as reported in the Issuer’s Form 10-K filed on December 1, 2015. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power (i) 5,643,080.404 Shares are held by him directly; (ii) 80,000 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President and (iii) 135,483 Shares are issuable upon conversion of the Convertible Notes (as defined in Item 6), which are convertible within 60 days of this Schedule 13D. Of the Shares over which Mr. Tannenbaum has shared voting and dispositive power, (i) 1,050 Shares are directly held by his spouse and (ii) 3,988,282 are directly held by FSAM.

(c) As further described in Item 6, the Convertible Notes held by Mr. Tannenbaum become convertible at his option on January 1, 2016. Accordingly, on November 2, 2015 (60 days prior to January 1, 2016), Mr. Tannenbaum acquired beneficial ownership of 135,483 Shares, which represent the Shares issuable upon conversion of his Convertible Notes at the current conversion rate.

The following table sets forth all other transactions with respect to Shares effected during the past sixty days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Weighted Average Price per Share
FSAM	December 2, 2015	256,294	$6.4276
FSAM	December 3, 2015	256,294	$6.3967
FSAM	December 4, 2015	256,294	$6.3857
FSAM	December 7, 2015	270,223	$6.3170
FSAM	December 8, 2015	270,223	$6.3212
FSAM	December 9, 2015	270,223	$6.3310
FSAM	December 10, 2015	270,223	$6.4677
FSAM	December 11, 2015	270,223	$6.3173
FSAM	December 14, 2015	321,657	$6.0405
FSAM	December 15, 2015	321,657	$6.0586
FSAM	December 16, 2015	321,657	$6.1298
FSAM	December 17, 2015	321,657	$6.1406
FSAM	December 18, 2015	321,657	$6.0862
FSAM	December 21, 2015	260,000	$6.1126
Mr. Tannenbaum	December 21, 2015	89,573	$6.125
Mr. Tannenbaum	December 22, 2015	349,474	$6.098
Mr. Tannenbaum	December 23, 2015	349,474	$6.23
Mr. Tannenbaum	December 24, 2015	205,822	$6.45
Mr. Tannenbaum	December 28, 2015	375,263	$6.34
Mr. Tannenbaum	December 29, 2015	375,263	$6.33
Mr. Tannenbaum	December 30, 2015	375,263	$6.34
Mr. Tannenbaum	December 31, 2015	375,263	$6.404

(d) Mr. Tannenbaum’s spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,050 Shares beneficially owned by Mr. Tannenbaum. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 80,000 Shares beneficially owned by Mr. Tannenbaum.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Convertible Notes

On April 12, 2011, the Issuer issued $152 million of 5.375% Convertible Notes due 2016 (the “Convertible Notes”) pursuant to an Indenture, dated April 12, 2011, between the Issuer and Deutsche Bank Trust Company Americas, as trustee. Of this amount, $2 million were issued to Mr. Tannenbaum. On or after January 1, 2016 until the close of business on March 31, 2016, Mr. Tannenbaum may convert his Convertible Note at any time. Upon election to convert, the Issuer will deliver and Mr. Tannenbaum will receive Shares. Currently, the conversion rate is 67.7415 Shares per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $14.76 per Share). Based on this conversion rate, Mr. Tannenbaum would receive 135,483 Shares upon election to convert his Convertible Notes. The conversion rate is subject to customary anti-dilution adjustments, including for any cash dividends or distributions paid on Shares in excess of a monthly distribution of $0.1066 per share, but will not be adjusted for any accrued and unpaid interest. In addition, if certain corporate events occur prior to the Convertible Notes’ maturity date, the conversion rate will be increased for Mr. Tannenbaum.

Brokerage Agreement

Of the Shares reported in Item 5 as directly held by Mr. Tannenbaum, some of such Shares are held in a margin account pursuant to a brokerage agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement
Exhibit 2

Indenture, dated April 12, 2011, relating to the 5.375% Convertible Notes due 2016, between the Issuer and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit 4.1 filed with the Issuer’s Form 8-K (File No. 001-33901) filed on April 12, 2011).

Exhibit 3	Form of 5.375% Convertible Notes due 2016 (Incorporated by reference to Exhibit 4.2 filed with the Issuer’s Form 8-K (File No. 001-33901) filed on April 12, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

FIFTH STREET ASSET MANAGEMENT INC.

By:           /s/ Leonard M. Tannenbaum

Name:      Leonard M. Tannenbaum

Title:        Chief Executive Officer

/s/ Leonard M. Tannenbaum

LEONARD M. TANNENBAUM

Schedule A

The following sets forth the name, position, and principal occupation of each director and executive officer of each of Fifth Street Asset Management Inc. Each such person is a citizen of the United States of America.

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares[1]
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5
Bernard D. Berman	Co-President and Chief Compliance Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	25,968 Shares <0.1%
Todd G. Owens	Co-President	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	10,000 Shares <0.1%
Alexander C. Frank	Chief Operating Officer, Chief Financial Officer and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	15,223 Shares <0.1%
Ivelin M. Dimitrov	Chief Investment Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	28,260 <0.1%
James F. Velgot	Chief of Staff and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	None
Thomas H. Brandt	Director	87 Main Street New Haven, CT 06840	Co-Owner and Director of Real Estate	College Street Foods, LLC, a restaurant business	None
Wayne Cooper	Director	1 Sound Shore Drive, Suite 102 Greenwich, CT 06830	Managing Partner	Greenhaven Partners, LLC, an investment partnership	None
Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

1 Unless otherwise noted, each person has sole voting power and sole dispositive power over the Shares.